Exhibit 99.1

YM BIOSCIENCES ANNOUNCES POSITIVE PRELIMINARY RESULTS FROM PHASE I/II LUNG CANCER TRIAL OF NIMOTUZUMAB COMBINED WITH RADIATION
- Data Presented at the 12th World Conference on Lung Cancer in Seoul, Korea -

MISSISSAUGA, Canada - September 4, 2007 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced positive preliminary results from the first two cohorts of the Phase I part of a Phase I/II trial of nimotuzumab in combination with radiation for the treatment of non-small-cell lung cancer (NSCLC) patients who are unsuitable for radical chemotherapy. The data were reported on September 5th in a poster presentation at the 12th World Conference on Lung Cancer in Seoul, Korea. Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR).

“While preliminary, these results are compelling because we observed clinical benefit (Partial Response or Stable Disease) in every one of the 13 patients so far enrolled in this study.  A study by The National Cancer Institute of Canada demonstrated that patients with advanced NSCLC with Stable Disease as best response for treatment had Overall Survival similar to patients with Partial Response. The relatively long survival times observed in the first cohort of this trial are encouraging and are in agreement with the NCIC observations,” said Dr. Igor Sherman, YM’s Director of Clinical Research. “Although nimotuzumab specifically targets the EGF receptor, the reported absence of side effects, particularly the absence of severe rash, makes nimotuzumab therapeutically attractive in this setting.”

The Phase I component enrolled patients at three centers in Canada and is evaluating the safety and feasibility of administrating nimotuzumab at three dose levels (100mg, 200mg and 400mg weekly) with palliative radiation (30 Gy in 10 fractions). The data will be used to select the optimal effective dose for the randomized Phase II component of the study, in which Overall Survival will be the primary endpoint.

Of the six patients enrolled in the 1st cohort (100mg), four Partial Response (PR) and two Stable Disease (SD) were reported as at August 14, 2007. Median Overall Survival of the group was 41.5 weeks. All patients ultimately progressed. Two severe adverse events have been reported, neither causally attributable to nimotuzumab. A notable absence of grade III/IV rash or diarrhea in this cohort was reported.

Of the seven patients enrolled in the 2nd cohort (200mg) of the study, two PR and five SD were reported as at August 14, 2007 Median overall survival of the group has not been reached but currently exceeds 25 weeks. There has been a notable absence of grade III/IV rash or diarrhea reported in this cohort.

Enrolment is now ongoing into the third cohort, to be treated at 400 mg per dose level, and accrual is anticipated to be completed by the end of 2007.

YM is conducting the trial in Canada and Kuhnil Pharmaceutical Co. is conducting a parallel trial in Korea with a common protocol. This structure is designed to accelerate overall recruitment and lower the costs to the participants. The interim report from Phase I Korean patients is anticipated early in 2008.

The poster presentation is entitled “Preliminary Results Of An Escalating Dose [Phase I /II Clinical] Trial Of The Anti EGFR Monoclonal Antibody Nimotuzumab In Combination With External Radiotherapy In Patients Diagnosed With Stage IIB, III or IV NSCLC Unsuitable For Radical Therapy” by Gwyn Bebb,  Colum Smith, Anthony Brade, Stewart Rorke and Igor Sherman. The poster, P3 - 023, will be on display on September 5 & 6 at Atlantic Halls 5 - 8 in poster session 3 - Novel Therapeutics: Molecular Therapeutics.

Nimotuzumab
Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). To date nimotuzumab has been administered to approximately 900 patients in more than a dozen clinical trials and on a compassionate basis.  It has been approved in several countries and is being provided on a compassionate basis in certain countries including Canada, Germany and Australia. The drug continues to demonstrate a significantly superior side-effect profile compared to all the other EGFR-targeting antibodies and small molecules targeting the EGF tyrosine kinase signalling pathway. The absence of any cases of severe rash to date and the very rare instances of any of the other debilitating side effects holds the prospect for nimotuzumab to become best-in-class for this important family of EGFR-targeting agents.

Nimotuzumab global development programs
Nimotuzumab is licensed to YM’s majority-owned Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB, S.A., the corporation representing the Centre for Molecular Immunology, which was responsible for the discovery and early development of this unique molecule. Nimotuzumab has been sub-licensed by CIMYM to Daiichi Sankyo Co., Ltd for Japan, Oncoscience AG in Europe, Kuhnil Pharmaceutical Co. in South Korea and Innogene Kalbiotech in Southeast Asia.

In the territories for which YM has licensed nimotuzumab, the drug is currently in varying stages of development in colorectal cancer, adult and pediatric glioma, non-small-cell lung cancer and pancreatic cancer and YM expects that the range of indications will continue to broaden in 2008 as the group’s cooperative efforts expand.

In countries outside of YM’s territories, nimotuzumab is in development by seven licensees and is already approved for treatment of cancers of the head and neck in a number of those including India, China, Cuba, Argentina and Columbia.

YM anticipates that the licensees will increasingly participate cooperatively to accelerate the rate of recruitment into trials of common interest, thereby reducing the costs of development for each participant, and shortening the time to completion of clinical trials.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500